

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31, 2006

Mr. Daniel D. Maddox
Principal Financial Officer
Kaiser Aluminum & Chemical Corporation
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 350
Foothill Ranch, CA 92610

> **Re:** **Kaiser Aluminum & Chemical Corporation**
> **Kaiser Aluminum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 31, 2006**
> **Form 8-K**
> **Filed March 30, 2006**
> **File Nos. 1-03605 and 1-09447**

Dear Mr. Maddox:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Controls and Procedures

1.   We note your disclosure that your certifying officers "concluded that the Company's disclosure controls and procedures were effective except as described below." Please note that your certifying officers must definitively conclude that your disclosure controls and procedures are either effective or ineffective. Please reconsider your disclosure and the evaluation made by your principal officers as of the end of the period covered by your Form 10-K and amend your filing to conclusively state the results of the principal officer's evaluation of the Company's disclosure controls and procedures as of December 31, 2005.

2.   We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness or ineffectiveness is based upon the reasonable assurance level.

Changes in Internal Controls Over Financial Reporting

3.   We note your statement that "While the Company believes that the Company's corporate internal accounting controls and its controls over financial reporting have operated satisfactorily except as described above, these changes have made the yearend accounting and reporting process more difficult due to combined loss of the two individuals and reduced amounts of institutional knowledge in the new corporate accounting group." Please expand your discussion to clearly indicate whether or not you had *any* change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting in accordance with the requirement of Item 308(c) of Regulation S-K. In this regard, it is unclear what changes, if any, were made to your internal control over financial reporting. If you did make changes, please disclose the nature of the changes.

4.   In addition, please tell us what you mean by the following statements:

        • "During the second half of 2005, the monthly and quarterly accounting, financial reporting and consolidation processes were thought to have functioned adequately."

        • "The Company believes that the Company's corporate internal accounting controls and its controls over financial reporting have operated satisfactorily."

Form 8-K filed March 30, 2006

5.   Please tell us how and when you plan to file restated quarterly financial statements given your determination that your quarterly reports on Form 10-Q for the interim periods ended March 31, 2005, June 30, 2005 and September 30, 2005 "should no longer be relied upon" or otherwise advise.

6.   Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 in light of the errors you have disclosed. We note your disclosure under Item 9A within your recently filed Form 10-K for the year ended December 31, 2005 that your certifying officers "concluded that the Company's disclosure controls and procedures were effective except as described below." Please note that your certifying officers must definitively conclude that your disclosure controls and procedures are either effective or ineffective. Please reconsider your disclosure and the evaluation made by your principal officers as of the end of the periods covered by your restatement and revise your controls and procedures disclosure within your amended Forms 10-Q to conclusively state the results of the principal officer's evaluation of the Company's disclosure controls and procedures.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the matters identified above. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief